Exhibit 4.5

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED

INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i)

NOT MATERIAL, AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE

COMPANY IF PUBLICLY DISCLOSED

INVESTMENT AGREEMENT

AMONG

EVOTEC SE

AND

NOVO HOLDINGS A/S

12 OCTOBER 2020

i

INVESTMENT AGREEMENT

between

(1)

EVOTEC SE, a European stock corporation (Europäische Aktiengesellschaft, SE) established under the laws of the Federal Republic of Germany and registered in the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Hamburg under HRB 156381 (the Company); and

(2)

NOVO Holdings A/S, a limited liability public company established under the laws of the Kingdom of Denmark and registered with the Danish Business Authority (Erhvervsstyrelsen) under CVR number 24257630 (the Investor);

(the Company and the Investor hereinafter collectively being referred to as the Parties and each of them a Party).

PREAMBLE

(A)

The Company is a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists.

(B)

As of 31 December 2019, the Company’s share capital (Grundkapital) amounted to EUR 150,902,578.00 and was divided into 150,902,578 ordinary bearer shares with no par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag) (the Existing Shares).

(C)

By resolutions of the Company’s annual shareholders’ meeting held on 14 June 2017 and 20 June 2018, the management board (Vorstand) of the Company (the Management Board) has been authorised, until 13 June 2022, to increase, with the consent of the supervisory board (Aufsichtsrat) of the Company (the Supervisory Board), the Company’s share capital by up to EUR 29,332,457,00 (the Authorised Capital) by issuing up to 29,332,457 new ordinary bearer shares with no par value (the Authorisation). Pursuant to § 5(5)(c) of the Company’s articles of association, the Management Board is furthermore authorized to exclude, with the consent of the Supervisory Board, the statutory subscription rights (Bezugsrechte), insofar as (i) the new shares are issued against cash contributions (Kapitalerhöhung gegen Bareinlagen) and the proportional share of the share capital that applies to the shares to be newly issued does not in the aggregate exceed the amount of a total of EUR 14,666,228.00 or, should this amount be lower, of a total of 10% of the share capital existing at the time of effectiveness and at the time of first exercise of this authorisation to exclude subscription rights, and (ii) the issue price of the newly issued shares is not significantly lower than the market price of the Existing Shares with the same features at the time of the final determination of the issue price. This authorisation has been registered with the Company’s commercial register on 29 March 2019.

(D)

The Investor is the holding company of the Novo group of companies and itself fully owned by Novo Nordisk Foundation (the Foundation), an independent Danish foundation. The Investor’s primary obligation is to manage the Foundation’s financial assets, including by providing seed and venture capital to development stage companies and taking significant ownership positions in well-established companies within the bio-tech and life science business, as well as managing a broad portfolio of financial assets.

(E)

The Company wishes to raise additional capital and also to maintain the stable partnership with Novo as an anchor investor in order to accelerate its organic and inorganic growth strategy. The funds raised will be used to accelerate such organic and inorganic growth of the Company in line with its existing growth strategy which comprises various initiatives (e.g. opportunistic M&A activities, extension of the Company’s manufacturing capacity, etc.). This will also be mirrored by the Company’s capital market communication.

(F)

Against this background, the Company intends to make partial use of the Authorised Capital and to issue 2,295,663 new ordinary bearer shares with no par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag), each with full dividend entitlement as of the financial year beginning 1 January 2020 (the New Shares) to the Investor against cash contributions and the Investor intends to subscribe and pay for the New Shares as further set out in this Agreement (the Capital Increase).

(G)	The Management Board has resolved on 12 October 2020 on the Capital Increase and the Supervisory Board has approved such resolution on the same day.

NOW, THEREFORE, the Parties hereby agree as follows:

1.	ISSUE AND SUBSCRIPTION OF NEW SHARES

1.1

Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue, and the Investor agrees to subscribe for the New Shares at an issue price (Ausgabebetrag und Bezugspreis) of EUR 21.7802 per New Share (the Issue Price), meaning the Volume Weighted Average Price (VWAP) of the Company’s shares in Xetra trading on the Frankfurt Stock Exchange on the last 5 (five) trading days prior to the date of the resolution of the Management Board less a discount of 2.5% (two point five). The aggregate Issue Price amounts to EUR 49,999,999.28 (mathematically rounded) (the Aggregate Issue Price). The New Shares shall be ordinary bearer shares with no par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag) and shall carry the same rights and obligations as the Existing Shares, including dividend entitlement as of the financial year beginning 1 January 2020.

1.2

Subject to the conditions set forth in this Agreement, the Investor shall deliver by 19 October 2020 at the latest a subscription certificate (Zeichnungsschein) relating to the New Shares (the Subscription Certificate, a form of which is set forth in Schedule 1) duly signed in duplicate form pursuant to §§ 203(1), 185(1) German Stock Corporation Act (Aktiengesetz) to the notary public [***] with the instruction to hold the Subscription Certificate in escrow until released in accordance with Clause 1.3 below. Further, subject to the terms and conditions set forth in this Agreement, the Investor shall on or before 12:00 CET on 19 October 2020 (such time referred to as Subscription Certificate Release Time), effect payment of the Aggregate Issue Price to a special account of the Company with COMMERZBANK Aktiengesellschaft (the Bank) entitled “Evotec – Sonderkonto Kapitalerhöhung” (the New Shares Capital Increase Account) and with the following account details: [***] with value as of the same day. Upon payment of the Aggregate Issue Price, the Bank shall issue and deliver to the Company a certificate pursuant to §§ 203(1), 188(2), 36(2), 36a(1) and 37(1) German Stock Corporation Act (Aktiengesetz) confirming credit of the Aggregate Issue Price to the New Shares Capital Increase Account (the Bank Certificate).

1.3

Unless previously released by email notice of the Investor to the notary public [***] (cf. Clause 1.2), the Subscription Certificate shall be deemed released by the Investor from escrow upon presentation by the Company to the notary public of the Bank Certificate. Without undue delay (unverzüglich) upon release of the Subscription Certificate from escrow, the Company shall execute the necessary documentation for the registration of the consummation (Durchführung) of the Capital Increase and shall without undue delay (unverzüglich) thereafter file such documentation with the Commercial Register.

1.4

Without undue delay (unverzüglich) upon the registration of the Capital Increase with the Commercial Register, the Company shall, per email with PDF attachment, furnish the Investor with a copy of an electronic excerpt of the Commercial Register evidencing the registration of the Capital Increase.

1.5

If the registration with the Commercial Register of the Capital Increase has not been effected by 3 November 2020, 17:00 CET the Subscription Certificate for the New Shares shall, in accordance with its terms, expire and the Company shall without undue delay (unverzüglich) repay the Aggregate Issue Price to the Investor to an account designated by the Investor. In such event, the Investor and the Company may agree that the Investor (i) effects new credits corresponding to the Aggregate Issue Price to the New Shares Capital Increase Account, and (ii) submits a new Subscription Certificate for the New Shares (to expire in accordance with its terms on a date to be determined jointly by the Company and the Investor).

2.	DELIVERY AND PAYMENT

Promptly on the day on which the Capital Increase is registered with the Commercial Register (the time of such registration referred to as the Registration Time), the Company shall deliver a duly executed global certificate representing the New Shares (the Global Certificate) to Baader Bank AG, Weihenstephaner Strasse 4, 85716 Unterschleissheim, Germany (Baader Bank) with the instruction to Baader Bank to deliver such Global Certificate to Clearstream Banking AG for inclusion in Clearstream Banking AG’s book-entry transfer system. The Company and the Investor shall furthermore issue appropriate delivery free of payment instructions to effect credit of the New Shares to a deposit account designated by the Investor by credit through Clearstream Banking AG’s book-entry system.

3.	CONDITIONS TO SUBSCRIPTION AND PAYMENT

3.1

The obligations of the Investor to release the Subscription Certificate from escrow and to effect payment of the Aggregate Issue Price are subject to the conditions precedent (aufschiebende Bedingungen) that

(a)

the Investor shall have received copies of the resolution (i) of the Management Board to increase the Company’s share capital under the Authorisation with exclusion of subscription rights and to issue the New Shares at the Aggregate Issue Price to the Investor and (ii) of the Supervisory Board approving the Management Board’s resolution referred to in (i); and

(b)

the Investor shall have received a certificate dated 19 October 2020 and signed by the chief executive officer and the chief financial officer of the Company, in the form as attached in Schedule 2 hereto.

3.2

The Investor may in its sole discretion and upon such terms as it thinks fit, waive in writing compliance with the whole or any part of the conditions precedent set out in Clause 3.1. The conditions in Clause 3.1 shall be deemed to have been fulfilled as soon as the Aggregate Issue Price has been transferred to the New Shares Capital Increase Account.

4.	TERMINATION

4.1	The Investor may terminate this agreement

(a)	upon the non-occurrence of a condition precedent referred to in Clause 3.1 by the Subscription Certificate Release Time, unless the Investor has declared a waiver; or

(b)	if any of the representations and warranties made by the Company in this Agreement shall be or become untrue or incorrect before the Subscription Certificate Release Time; or

(c)

if before the Subscription Certificate Release Time, except as a result of the transactions contemplated by this Agreement, the Company publishes a notice pursuant to Article 17(1) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (the Market Abuse Regulation) about a fact or development (i) which, as commercially reasonably determined by the Investor, has or is expected to result in a material adverse effect on the condition (financial or otherwise), or on the earnings, business affairs or prospects of the Company and its subsidiaries taken as a whole, whether or not arising in the ordinary course of business, or (ii) which is reasonably likely to result in a material adverse effect on the Company’s ability to perform its obligations under this Agreement.

Upon notice of such termination being given by the Investor, the Company shall without undue delay (unverzüglich) repay the Aggregate Issue Price to the Investor to an account designated by the Investor and return to the Investor the Subscription Certificate, and this Agreement shall terminate and be of no further effect and no Party shall have any liability to any other Party in respect of this Agreement, except that any termination of this Agreement shall not affect the obligations of the Parties under Clause 11.

4.2

If any of the representations and warranties made by the Company in this Agreement shall be or become untrue or incorrect after the Subscription Certificate Release Time and prior to the Registration Time, the Investor may request from the Company by written notification to employ its best efforts to procure a withdrawal of the application for registration of the Capital Increase with the Commercial Register. If the application is withdrawn successfully, the Company shall without undue delay (unverzüglich) repay the Aggregate Issue Price to an account designated by the Investor and return to the Investor the Subscription Certificate, and this Agreement shall terminate and be of no further effect and no party shall have any liability to any other in respect of this Agreement, except that any termination of this Agreement shall not affect the obligations of the Parties under Clause 11.

5.	ATTENDANCE RATE AT 2021 SHAREHOLDERS’ MEETING

The Company shall use its best efforts to take, and the Investor confirms that it fully supports, measures deemed appropriate by the Company to ensure that the attendance rate at the Company’s shareholders’ meeting in 2021 and subsequent shareholders’ meetings equals or exceeds the respective attendance rate at the shareholders’ meeting held on 16 June 2020 (without taking into account the Investor’s shareholding), in particular by engaging with its shareholders in advance of the shareholders’ meeting in order to encourage their attendance. Such measures may include

(a)

to select the locations of the Company’s shareholders’ meetings based on good accessibility (airport or city centre, good public transportation) and attractiveness of the venue itself (e.g. Evotec’s head quarter; attractive hotels or event locations in the centre of Hamburg), among other things;

(b)	to include in the invitations to the Company’s shareholders’ meetings a ticket for Hamburg’s public transportation free-of-charge for the shareholders;

(c)

to follow a detailed plan which enables the Company to inform the shareholders on time and within the legally required timeframes throughout the processes prior to the Company’s shareholders’ meetings, which also allows the Company to closely monitor the status of registration in a timely manner. In case the Company becomes aware of the fact that some major shareholders have not registered yet, the Company’s Legal or IR department is contacting them to remind them of the ongoing process or to offer assistance.

6.	REPRESENTATIONS OF THE COMPANY

The Company hereby represents to the Investor by way of independent promise of guarantee (selbständiges Garantieversprechen) pursuant to § 311(1) of the German Civil Code (BGB) that the statements set out in Clause 6.1 to Clause 6.12 below (each a Statement and together the Statements) are true and correct as of the date of this Agreement (the Signing Date) and as of the Subscription Certificate Release Time.

6.1

The Company is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as currently conducted.

6.2

No insolvency proceedings have been commenced in respect of the assets of the Company or any of its subsidiaries and no circumstances exist which would require an application for the commencement of such proceedings under applicable insolvency regulations.

6.3

Together with 994.915 shares which have been issued during the months January through September 2020 and possibly shares which have been issued in October up until the Signing Date, both from the Company’s contingent capital in connection with an employee stock option program, the Existing Shares represent the entire share capital of the Company and all contributions (Einlagen) required to be made in respect thereof have been made in full and have not been repaid.

6.4

The Company has the corporate capacity to enter into, and perform its obligations under, this Agreement, which, upon approval of the Supervisory Board as contemplated in Clause 3.1(a), will have been duly authorised by the Company.

6.5	Upon execution, this Agreement constitutes legal, valid and binding obligations of the Company.

6.6

To the Company’s best knowledge, all consents, approvals, authorisations or other actions required to be taken by the Company under applicable law and regulations for, the execution of this Agreement, the issuance of the New Shares by the Company and the performance by the Company of its obligations under this Agreement, have been unconditionally obtained and are in full force and effect and no notice to, filing with or exemption or review by any domestic or foreign authorities, agencies, courts, commissions or other entities including stock exchanges and other self-regulatory organizations (collectively Governmental Authorities) having jurisdiction over the Company is necessary for the consummation by the Company of the transactions contemplated by this Agreement, save that (i) the issuance of the New Shares will require an application by the Company for registration of the consummation (Durchführung) of the Capital Increase with, and registration by, the Commercial Register, (ii) the admission and introduction of the New Shares to trading will require applications to the Frankfurt Stock Exchange by the Company as well as admission and introduction decisions by the Frankfurt Stock Exchange, (iii) the Company will be obliged to file announcements to be published pursuant to Article 17(1) of the Market Abuse Regulation in connection with the transactions contemplated by this Agreement with the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and (iv) the Company will be obliged to file announcements according to § 40 (upon receipt of a major holdings notification by the Investor), § 41 and § 49 German Securities Trading Act (Wertpapierhandelsgesetz, WpHG).

6.7

As at the Signing Date, there is no lawsuit or, to the Company’s best knowledge, investigation or proceeding pending or threatened against the Company before any court, arbitral body or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement.

6.8

Since 1 January 2020, to the Company’s best knowledge, the Company has complied with all reporting requirements, including the requirement to publicly disclose inside information under stock exchange and other securities laws (including the Market Abuse Regulation), and – except in connection with the transactions contemplated by this Agreement – it does currently not make use of the possibility to delay the disclosure of inside information pursuant to Article 17(4) of the Market Abuse Regulation.

6.9

The New Shares will, upon registration in the Commercial Register, be validly issued shares of the Company, fully paid up and freely transferable and will be free of any third party rights. The New Shares will, upon issuance, be fully fungible with each other and with the Existing Shares.

6.10

Any subscription rights (Bezugsrechte) of any existing shareholders of the Company in connection with the issuance of the New Shares are validly excluded and the New Shares will be free of subscription rights.

6.11

The Company is a “foreign private issuer” within the meaning of Regulation S under the US Securities Act of 1933, as amended, and reasonably believes that there is no “substantial U.S. market interest” as defined in Regulation S under the US Securities Act of 1933, as amended, in the New Shares or in securities that are of the same class as the New Shares.

6.12

Neither the Company nor – as far as the Company is aware of – any of its affiliates, nor any party acting on behalf or for the account of any of them has, within a period of 15 Frankfurt Stock Exchange trading days prior to the Signing Date, engaged in any trading activities involving shares of the Company (including any derivative and hedging transactions involving such shares) which might reasonably be expected to cause or result in stabilization or manipulation of the price of the Company’s share price.

7.	REPRESENTATIONS OF THE INVESTOR

The Investor hereby represents to the Company, by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to § 311(1) BGB, that the statements set out in Clause 7.1 to Clause 7.5 below are true and correct as of the Signing Date and as of the Subscription Certificate Release Time.

7.1

The Investor is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as currently conducted.

7.2

No insolvency proceedings have been commenced in respect of the assets of the Investor and no circumstances exist which would require an application for the commencement of such proceedings under applicable insolvency regulations.

7.3	The Investor has the corporate capacity to enter into, and perform its obligations under, this Agreement and this Agreement has been duly authorised by the Investor.

7.4	Upon execution, this Agreement will constitute legal, valid and binding obligations of the Investor, enforceable against it in accordance with its terms.

7.5

As at the Signing Date, there is no lawsuit or, to the Investor’s best knowledge, investigation or proceeding pending or threatened against the Investor before any court, arbitral body or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement.

8.	UNDERTAKINGS OF THE COMPANY

8.1

The Company undertakes to publish, prior to the Subscription Certificate Release Time, a notice pursuant to Article 17(1) of the Market Abuse Regulation materially in the form attached hereto as Schedule 3.

8.2

The Company undertakes not to cause any new shares in the Company to be admitted to trading on a regulated market in reliance on Article 1(5) lit. a of Regulation (EU) No 1129/2017 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market before the admission to trading of the New Shares has been completed.

8.3

The Company shall use its best efforts to cause the New Shares to be admitted and introduced to trading on the regulated market (Regulierter Markt) segment of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard) at the latest one day following registration of the Capital Increase with the Commercial Register. The Company confirms that it has authorised and mandated Baader Bank to file, together with the Company, and to pursue the application for admission and introduction to trading of the New Shares to the regulated market (Regulierter Markt) segment of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard).

9.	NOTICES

9.1

All notices, communication and declarations of will which are given pursuant to, or in connection with, this Agreement shall be given in writing in the English language and shall be transmitted by hand, by post, by email (with signed PDF attachment) or by telefax to the Parties as specified in more detail in Clause 9.2.

9.2

All such notices, communication and declarations of will shall (subject to any changes notified in writing to the other Parties) be transmitted to the Parties at the following addresses, and marked for the attention of the following persons:

(a)	Company:

Evotec SE

Essener Bogen 7

22419 Hamburg

Federal Republic of Germany

Attention: [***]

(b)	Investor:

Novo Holdings A/S

[***]

10.	COSTS

Each Party shall bear its own costs and expenses (including the fees, costs and expenses of its advisors) relating to the preparation, negotiation and implementation of this Agreement and the transactions contemplated herein. For the avoidance of doubt, the Company agrees that it will pay or cause to be paid any fees, costs and expenses payable in connection with (i) the registration of the Capital Increase and (ii) the admission and introduction of the New Shares to the regulated market (Regulierter Markt) segment of the Frankfurt Stock Exchanges and the sub-segment thereof with additional post-admission obligations (Prime Standard).

11.	CONFIDENTIALITY

The Parties agree to keep strictly confidential any and all information (written or oral), data (including, but not limited to any data of financial, technical or otherwise business-related nature) or any other statement, regardless of its kind and content arising out of or in connection with this Agreement (together Confidential Information) including any information and knowledge derived from the Confidential Information in accordance with the provisions of the Mutual Confidentiality Agreement entered into between the Company and the Investor with effect as of 1 October 2020.

12.	GENERAL PROVISIONS

12.1

Unless expressly provided otherwise in this Agreement, all amounts payable under or in connection with this Agreement shall be paid in Euro free of costs and charges (kosten- und spesenfrei) in immediately available funds by wire transfer with value on the relevant due date (mit Wertstellung zum jeweiligen Fälligkeitstag).

12.2	No Party may pledge or assign any rights or claims under this Agreement in whole or in part without the prior written consent of the other Party.

12.3	This Agreement contains the entire agreement between the Parties with respect to the subject-matter hereof and supersedes all prior agreements and understandings with respect thereto.

12.4

Any amendment or supplementation (Ergänzung) of this Agreement must be in writing, unless a stricter form (such as notarial recording) is required by mandatory law. This shall also apply to any waiver of the need to comply with the provisions of this Clause 12.4.

12.5	The Schedules to this Agreement shall form an integral part of this Agreement.

12.6

Except as otherwise expressly provided for in this Agreement, this Agreement shall not grant any rights to third parties and shall not constitute a contract for the benefit of third parties (Vertrag zu Gunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung für Dritte).

12.7

If any provision of this Agreement is or becomes wholly or partially invalid, void or unenforceable, this shall not affect the validity of the other provisions of this Agreement. The same shall apply if it should transpire that this Agreement contains a contractual omission (Lücke). Instead of the invalid, void or unenforceable provision, the Parties shall agree on an arrangement which comes as close as legally possible to what the Parties were trying to achieve with the invalid, void or unenforceable provision (or, as the case may be, the invalid, void or unenforceable part thereof). In the event that a contractual omission needs to be filled, an arrangement shall be agreed upon which, in accordance with the purpose and intent of this Agreement, comes as close as possible to what the Parties would have agreed upon if they had thought about the matter at the time of conclusion of this Agreement.

13.	GOVERNING LAW; PLACE OF JURISDICTION

13.1

This Agreement and all non-contractual obligations arising out of or in connection with this Agreement shall be governed by the laws of Germany without recourse to the German rules of private international law. Place of performance for the obligations hereto shall be Hamburg, Germany.

13.2

All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit (DIS) e.V.) without recourse to the ordinary courts of law. The place of arbitration is Hamburg, Germany. The number of arbitrators is three. The language of the arbitral proceedings is English. The applicable substantive law is the law of the Federal Republic of Germany.

[Signature page to follow]

Hamburg, Hellerup, 12 October 2020

SIGNATORIES TO THE INVESTMENT AGREEMENT

Evotec SE

By:	By:
Name:	Name:
Title:	Title:

Novo Holdings A/S

By:
Name:	[***]
Title:	Senior Partner